UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43304

OPTIMI HEALTH CORP.

269 David Brown Way

Princeton, B.C. V0X 1W0

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

MEETING MATERIALS

On July 23, 2026, Optimi Health Corp. (the “Company”) furnished the following materials in connection with its Annual General and Special Meeting of Shareholders (the “Meeting”) to be held on Thursday, August 13, 2026 at 8:00 a.m. (Pacific Time), via hybrid format, in-person at Norton Rose Fulbright Canada LLP, 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3, and virtually via Zoom:

●	Exhibit 99.1 — Notice of Annual General and Special Meeting of Shareholders and Management Information Circular, dated July 6, 2026

●	Exhibit 99.2 — Form of Proxy for the Annual General and Special Meeting of Shareholders to be held on Thursday, August 13, 2026

●	Exhibit 99.3 — Voting Instruction Form for the Annual General and Special Meeting of Shareholders to be held on Thursday, August 13, 2026

The information contained in this Report on Form 6-K, including Exhibits 99.1 through 99.3, is hereby incorporated by reference into the Registration Statement on Form S-8 of the Company (File No. 333-297304), as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice and Information Circular
99.2	Form of Proxy
99.3	Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIMI HEALTH CORP.

Date: July 28, 2026	By:	/s/ Dane Stevens
	Name:	Dane Stevens
	Title:	Chief Executive Officer, Chief Marketing Officer and Director

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